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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NOVA CHEMICALS CORPORATION

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66977W 10 9

(CUSIP Number)

September 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 66977W 10 9			Page 2 of 10

1.	Name of Reporting Person: The Bank of Nova Scotia		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 492,768

		6.	Shared Voting Power: 107,800

		7.	Sole Dispositive Power: 492,768

		8.	Shared Dispositive Power: 107,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 600,568 at September 21, 2005

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.73%

12.	Type of Reporting Person: CO

13G
CUSIP No. 66977W 10 9			Page 3 of 10

1.	Name of Reporting Person: Scotiabanc Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 at September 21, 2005

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.00%

12.	Type of Reporting Person: CO

13G
CUSIP No. 66977W 10 9			Page 4 of 10

1.	Name of Reporting Person: Scotia Capital Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Canada

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 107,800

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 107,800

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 107,800 at September 21, 2005

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.13%

12.	Type of Reporting Person: CO

Item 1(a).	Name of Issuer

NOVA Chemicals Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. P.O. Box 2518 Calgary, Alberta, Canada T2P 5C6

Item 2(a).	Name of Persons Filing

The Bank of Nova Scotia (“Scotiabank”) and Scotia Capital Inc (“SCI”), a wholly-owned subsidiary of Scotiabank and Scotiabanc Inc. (“SBI”) an indirect wholly-owned subsidiary of Scotiabank .

Of the common shares reported herein as being the deemed aggregate amount beneficially owned by Scotiabank:

	(i)	492,768 are owned by Scotiabank directly;

	(ii)	0 are owned by SBI (by way of retractable preferred stock);

	(iii)	107,800 are owned by SCI.

Item 2(b).	Address of Principal Business Office or, if None, Residence

	Scotiabank:	The Bank of Nova Scotia Attention: Group Compliance 44 King Street West Toronto, Ontario, Canada M5H 1H1

	SCI:	Scotia Capital Inc. Attention: Institutional Equity Sales & Trading 40 King Street West, 65th Floor Toronto, Ontario, Canada M5H 1H1

	SBI	Scotiabanc Inc. 600 Peachtree Street N.E. Suite 2700 Atlanta, Georgia, USA 30308

Item 2(c).	Citizenship

	Scotiabank:	Organized under the laws of Canada.

	SCI:	Organized under the laws of the Province of Ontario, Canada.

	SBI:	Organized under the laws of Delaware, USA.

Item 2(d).	Title of Class of Securities

	Common Shares

Item 2(e).	CUSIP Number

	66977W 10 9

Item 3.	Filing Category

	Not applicable

Item 4(a).	Amount Beneficially Owned

	Scotiabank:	492,768

	SCI:	107,800

	SBI:	0

Item 4(b).	Percent of Class

	Scotiabank:	0.60%

	SCI:	0.13%

	SBI:	0.00%

Item 4(c).	Number of shares as to which the Reporting Person has:

	(i)	sole power to vote or direct the vote:

		Scotiabank:	492,768

		SCI:	0

		SBI:	0

	(ii)	shared power to vote or direct the vote:

		Scotiabank:	107,800

		SCI:	107,800

		SBI:	0

	(iii)	sole power to dispose or to direct the disposition:

		Scotiabank:	492,768

		SCI:	0

		SBI:	0

	(iv)	shared power to dispose or to direct the disposition:

		Scotiabank:	107,800

		SCI:	107,800

		SBI:	0

Item 5.	Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on By the Parent Holding Company

	Not applicable

Item 8.	Identification and Classification of Members of the Group

	Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below, each signatory certifies that, to the best of the signatory’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of the signatory’s knowledge and belief, each signatory certifies that the information set forth in this statement is true, complete and correct.
Dated: October 18, 2005

THE BANK OF NOVA SCOTIA
By:	/s/ Stewart Walford
	Name:	Stewart Walford
	Title:	Senior Manager

SCOTIA CAPITAL INC.
By:	/s/ James Mountain
	Name:	James Mountain
	Title:	Managing Director

SCOTIABANC INC.
By:	/s/ Christopher Allen
	Name:	Christopher Allen
	Title:	Managing Director

EXHIBIT A
FILING AGREEMENT
AMONG
THE BANK OF NOVA SCOTIA,
SCOTIA CAPITAL INC. AND
SCOTIABANC INC.
     The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of NOVA Chemicals Inc. dated of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rules 13d-1(c) and 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Dated: October 18, 2005

THE BANK OF NOVA SCOTIA
By:	/s/ Stewart Walford
	Name:	Stewart Walford
	Title:	Senior Manager

SCOTIA CAPITAL INC.
By:	/s/ James Mountain
	Name:	James Mountain
	Title:	Managing Director

SCOTIABANC INC.
By:	/s/ Christopher Allen
	Name:	Christopher Allen
	Title:	Managing Director